Effective Therapeutics for Cardiovascular Needs

Third Quarter
Ended February 29, 2004

CORPORATE OFFICE:
4-1200 Waverley Street
Winnipeg, Manitoba Canada R3T 0P4
Tel: 204 487 7412 Toll Free: 888 435 2220 Fax: 204 488 9823
www.medicureinc.com

TRADING SYMBOL	For more information, please contact:
TSX: MPH	Derek Reimer, CFO
AMEX: MCU	Email: dgreimer@medicureinc.com

This report may contain forward-looking statements that involves risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Message to Shareholders, April 2004

Chairman’s Message to Shareholders

The third quarter of fiscal 2004 was highlighted by several major developments. First and foremost, Medicure continued to focus on the execution of its overall strategy, most notably in the area of our lead drug, MC-1, where we finalized preparations for our phase II/III clinical trial with patients undergoing coronary artery bypass graft surgery (CABG). The trial commenced in early April. The quarter also was highlighted by the successful conversion of the Medicure warrants and the listing of our stock on the American Stock Exchange.

Conversion of Warrants Net $14.5 Million to Company
In December 2003, investors exercised 99% of the Corporation's common share purchase warrants and agents' compensation units for proceeds of $14,578,750. The warrants and agents' compensation units, which expired on December 20, 2003, were part of Medicure's public offering that closed on December 20, 2001.

Each common share purchase warrant entitled the holder to acquire, on or before December 20, one common share of the Corporation upon payment of an exercise price of $0.81 per share. A total of 16,813,272 warrants were exercised. In addition, 1,538,461 agents' compensation units were exercised at a price of $0.65. Each of these agents' compensation units consisted of one common share and one common share purchase warrant.

This overwhelming response to the warrants conversion clearly showed a high level of confidence our investors have in the Company and our drug development and discovery programs.

Medicure’s Common Shares Begin Trading on Amex
On February 17, the common shares of the Company began trading on the American Stock Exchange® (Amex®), under the ticker symbol MCU. As part of the day's events, Medicure hosted a luncheon presentation for 100 people from the New York financial and business communities, including biotech analysts, retail brokers, portfolio managers, investment bankers and private investors.

This was a very important day in the history of our Company. This United States listing gives Medicure increased visibility in the American marketplace and makes the Company significantly more accessible to U.S. investors. Our goal remains to increase exposure of our Company to institutional and retail investors who would otherwise be restricted from purchasing Medicure shares. Broadening our investor base by establishing ourselves in the USA market, is beneficial to all shareholders.

Corporate Developments
During the quarter under review, we strengthened both our Board of Directors and our proprietary position.

In January, we announced the appointment of Gerald P. McDole, MBA, former President and Chief Executive Officer of AstraZeneca Canada Inc., to the Medicure Board of Directors. Mr. McDole retired on October 1, 2003 from AstraZeneca Canada, after leading the company and its predecessor, Astra Pharma Inc., for 20 years. This was an important appointment for the Company given Mr. McDole’s extensive background and experience in the pharmaceutical industry. He brings to our Board an exceptional level of understanding of the Canadian and international pharmaceutical industry, which will be an important asset to Medicure as we continue to focus on advancing our clinical, business development and drug commercialization programs.

Mr. McDole was named President and CEO of AstraZeneca Canada Inc.'s pharmaceutical operations in 1999 and immediately led the merger of Astra Pharma and Zeneca Pharma Inc. later that year. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President. Mr. McDole was selected for inclusion in the 2002 Canadian Healthcare Marketing Hall of Fame, and in 2002, Canadian Healthcare Manager Magazine recognized him with the Who's Who in Healthcare Award in the pharmaceutical category. He was also presented with the Queen's Golden Jubilee Medal for his contribution to reBOOT Canada. In 1999, the Mississauga Board of Trade recognized Mr. McDole as Businessperson of the Year.

In February, we strengthened our proprietary position with issuance of patent number 6,667,315, which covers composition of matter claims and compound claims in a series of novel drugs for the treatment of cardiovascular and related diseases. This new U.S, patent, entitled Cardioprotective Phosphonates and Malonates, is Medicure’s ninth, and relates to novel molecules for the treatment of various cardiovascular diseases, such as hypertension, congestive heart failure and a variety of conditions arising from thrombotic and prothrombotic states, such as deep vein thrombosis, myocardial infarction and stroke.

Subsequent to the end of the third quarter, we announced the issuance of our tenth patent by the US Patent and Trademark Office, 6,677,356, which covers methods of treating hypertension with MC-1 in combination with various classes of anti-hypertensive drugs. It provides claims for composition combining MC-1 with another anti-hypertensive, including ACE inhibitors. Entitled "Treatment of Cardiovascular and Related Pathologies", this patent provides intellectual property protection for Medicure's clinical product, MC-4232, which is being targeted for treatment of hypertension. It also provides protection for Medicure's other combination products currently in the Company's development pipeline. This patent is one of the most significant in our Company's history as it represents a major asset for the Company, protecting the integrity of MC-1 in combination products for the treatment of hypertension and other cardiovascular diseases, adding commercial value to our clinical products and strengthening our drug development pipeline.

Outlook
As we approach the end fiscal 2004 and prepare for fiscal 2005, we do so with great excitement and optimism. The start of our MEND-CABG trial is a landmark event for Medicure. To be conducted at approximately 40 cardiac centers in Canada and the US, the trial is a randomized, placebo-controlled, double-blinded, dose ranging study and will assess the effects of MC-1 compared with placebo on cardiovascular events and neurological functions following CABG surgery, and to determine the level of protection against ischemic reperfusion injury during surgery. Having established MC-1's cardio protective capabilities in angioplasty, we are excited at the prospect of showing its efficacy in reducing ischemic reperfusion and neurological damage resulting from the CABG procedure.

In early April, the Company announced preliminary results from its initial 15 patient Phase II study as part of the MC-4232 development program. MC-4232, a combination product incorporating MC-1 and an ACE Inhibitor is being developed for the treatment of patients with diabetes and hypertension, in addition to patients with essential hypertension. Preliminary analysis of the data indicates that there is a positive trend towards the reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control used by the FDA to determine the efficacy of drug candidates in diabetics. Based on the encouraging results thus far, we are pleased to be expanding this program to include further studies encompassing a wider patient population and additional measurement parameters.

I want to again than all of our shareholders for their continued support and confidence in Medicure, along with our employees for their dedication and contributions to the success of our Company.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

Management’s Discussion& Analysis of Financial Condition and Results of Operations
For The Three and Nine Month Periods Ended February 29, 2004

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management’s Discussion and Analysis and financial statements contained in our 2003 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31.

Overview
Medicure is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company’s research and development program is currently focused on the clinical development of the Company’s lead product, MC-1 and a second product MC-4232, and the discovery and development of other drug candidates.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from the Phase II clinical trial, MEND-1, showed that MC-1, reduces ischemic heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

The Company’s second product, MC-4232 is being developed for use in the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

RESULTS OF OPERATIONS

Investment Income
Interest and other income for the third quarter ended February 29, 2004 was $163,000 compared to $69,000 for the third quarter ended February 28, 2003. For the nine months ended February 29, 2004, interest and other income totaled $317,000 compared to $193,000 for the same period in fiscal 2003. The increase is the result of a higher cash and cash equivalents balance as compared to the same period of the prior year. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Research and Development
Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. During the third quarter ended February 29, 2004, research and development costs were $1,090,000 as compared to $584,000 for the same quarter in fiscal 2003. Research and development costs for the nine months ended February 29, 2004 were $2,739,000 to $2,515,000 for the same period in fiscal 2003. For the nine months ended February 29, 2004 research and development costs were 66% of operating costs.

The increase is primarily due to the expanded activities in connection with the Company’s two clinical development programs involving MC-1 and MC-4232.

The Company expects the research and development expenditures for the remainder of fiscal 2004 to be higher than fiscal 2003. A significant portion of the increase in expenditures during fiscal 2004 will be incurred in the Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1 and the Phase II Hypertension trial involving MC-4232. The Company received approval from the U.S. Food and Drug Administration (FDA) and the Canadian Therapeutic Product Directorate (TPD) to initiate a large Phase II/III clinical study with the Company's lead drug compound, MC-1. The Phase II portion of the study will enroll up to 900 patients. The study, called MEND - CABG, will evaluate the ischemic reperfusion and neuro-protective effects of MC-1 in patients undergoing high-risk CABG surgery. The first patient was enrolled in April 2004 and it is currently anticipated that patient enrollment will take approximately 12 months to complete. The trial will be conducted at approximately 40 cardiac centres throughout Canada and the US.

The Company recently announced positive preliminary results from its clinical development program for MC-4232 in diabetic hypertensive patients. The results support the Company proceeding with the expansion of its MC-4232 clinical development program in 2004.

General and Administrative
General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, however they are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. For the third quarter these expenditures totaled $530,000 compared to $394,000 for the same quarter of the prior fiscal year. For the nine months ended February 29, 2004 general and administrative expenditures totaled $1,363,000 as compared to $950,000 for the same period in fiscal 2003. The overall increase was mainly the result of increased business development including the listing of the Company’s common shares on the American Stock Exchange as of February 17, 2004. The Company expects higher levels of general and administrative activities for the remainder of the fiscal year ending May 31, 2004 as compared to the same period in fiscal 2003.

The consolidated net loss from operations for the three months ended February 29, 2004 was $1,468,000 or $0.02 per share compared to a net loss of $917,000 or $0.02 per share for the three-month period ended February 28, 2003. The nine months ended February 29, 2004 included a net loss from operations of $3,814,000, or $0.07 per share, compared to a net loss of $3,296,000, or $0.09 per share for the comparable period in fiscal 2003.

Liquidity and Capital Resources
At February 29, 2004 the Company had cash and cash equivalents totaling $21,860,000 as compared to $4,130,000 as of May 31, 2003. On June 26, 2003, the Company strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $609,000) through a private placement of 8,997,632 common shares of the Company at $0.85 per share. These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates.

In addition, Company received proceeds of $14,578,000 from the exercise of warrants and agents’ compensation units that expired on December 20, 2003. The warrants were part of a public offering in December 2001. The total number of common shares issued and outstanding at the end of the third quarter was 66,329,993 as compared to 38,509,864 at year-end.

OUTLOOK

The Company expects to continue to incur operating losses as it expands its clinical and drug discovery programs. The Company expects higher clinical expenses as a result of the Phase II/III clinical trial with its lead product, MC-1 in Coronary Artery Bypass Graft surgery (CABG) and the Phase II/III development program for its second product MC-4232 for treatment in hypertension in fiscal 2004. The Company believes it has sufficient resources to fund planned operations into fiscal 2006. Funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

The Company’s strategic focus will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2004 to fund operations over the long term.

Risks and Uncertainty
The Company’s products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company’s products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

MEDICURE INC.
Consolidated Balance Sheets

	February 29,	May 31,
	2004	2003
	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$21,859,934	$4,130,456
Accounts receivable	126,052	79,544
Prepaid expenses	808,704	55,048
Research advance	200,000	200,000
	22,994,690	4,465,048

Capital assets	64,699	67,497
Patent costs	902,300	763,464
	$23,961,689	$5,296,009

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable and accrued liabilities	$727,553	$353,908

Shareholders' equity:
Capital stock (Note 3)	39,476,545	17,502,222
Contributed surplus	237,061	105,375
Deficit	(16,479,470)	(12,665,496)
	23,234,136	4,942,101

	$23,961,689	$5,296,009

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Operations and Deficit

	Three months ended		Nine months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Interest and other income	$162,551	$68,167	$313,381	$190,525
Government assistance	-	571	3,999	2,918
	162,551	68,738	317,380	193,443

Expenses:
General and administrative	529,570	393,598	1,363,194	949,851
Research and development	1,090,056	584,161	2,738,649	2,515,183
Amortization	10,652	8,314	29,511	24,628
	1,630,278	986,073	4,131,354	3,489,662

Loss for the period	(1,467,727)	(917,335)	(3,813,974)	(3,296,219)

Deficit, beginning of period	(15,011,743)	(10,850,692)	(12,665,496)	(8,471,808)

Deficit, end of period	$(16,479,470)	$(11,768,027)	$(16,479,470)	$(11,768,027)

Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.07)	$(0.09)

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(1,467,727)	$(917,335)	$(3,813,974)	$(3,296,219)
Adjustment for:
Amortization of capital assets
and patents	10,652	8,314	29,511	24,628
Stock-based compensation	63,470	54,667	131,686	62,474
Change in the following:
Accounts receivable	106,094	226,102	(46,508)	110,174
Prepaid expenses	(779,946)	(46,493)	(753,656)	10,128
Accounts payable and accrued
liabilities	245,679	249,324	373,645	107,809
	(1,821,778)	(425,421)	(4,079,296)	(2,981,006)

Investing activities:
Acquisition of capital assets	(751)	(351)	(14,367)	(2,581)
Patent costs	(57,287)	(72,262)	(151,182)	(214,158)
	(58,038)	(72,613)	(165,549)	(216,739)

Financing activities:
Issuance of common shares, net of share
issue costs	13,353,567	12,150	21,974,323	43,286
	13,353,567	12,150	21,974,323	43,286

Increase (decrease) in cash
and cash equivalents	11,473,751	(485,884)	17,729,478	(3,154,459)

Cash and cash equivalents, beginning of
period	10,386,183	5,672,443	4,130,456	8,341,018

Cash and cash equivalents, end of
period	$21,859,934	$5,186,559	$21,859,934	$5,186,559

Unaudited – Prepared by Management

MEDICURE INC. Notes to Consolidated Financial Statements Nine months ended February 29, 2004

1.

Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2003. The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP") except as described in note 5 to the consolidated financial statements. These statements should be read in conjunction with the May 31, 2003 audited financial statements.

The current period’s financial statements include the operations of the Company for the nine-month period ended February 29, 2004.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

Nature of operations:

The Company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1 and its second clinical candidate MC-4232. To date, the Company has no products in commercial production or use and does not currently have any revenues other than interest earned on cash held and government assistance.

3.	Capital stock:

(a)

Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

Unaudited – Prepared by Management

MEDICURE INC. Notes to Consolidated Financial Statements Nine months ended February 29, 2004

3.	Capital stock (continued):

	(b)	Shares issued and outstanding are as follows:

		Number of shares	Amount
	Common shares:

	Balance at May 31, 2002	37,088,864	$16,079,309
	Exercise of options for cash	126,000	25,200
	Refund of portion of share issue costs	–	5,936
	Exercise of warrants for cash	15,000	12,150
	Conversion of class A common shares	1,280,000	1,379,627
	Balance at May 31, 2003	38,509,864	$17,502,222
	Private placement for cash on June 26, 2003
	net of share issue costs of $ 608,960	8,997,632	7,039,408
	Exercise of warrants for cash	18,409,164	14,637,251
	Exercise of options for cash	413,333	297,664
	Balance at February 29, 2004 (Unaudited)	66,329,993	$39,476,545

On June 26, 2003, the Company, through a private placement, issued 8,997,632 common shares at a price of $0.85 per common share for total gross proceeds of $7,648,000 (net proceeds of $7,039,408 after share issuance costs). As additional compensation to the underwriters, the Company issued compensation options of 629,834 common shares of the Company exercisable at $1.00 per common share. These compensation options expire June 26, 2005.

(c)

Options:

The Company has a Stock Option Plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 4,700,000 common shares of the Company at any time. The stock options are subject to vesting over a period of three years.

Unaudited – Prepared by Management

MEDICURE INC. Notes to Consolidated Financial Statements Nine months ended February 29, 2004

3.	Capital stock (continued):

A summary of the Company’s Stock Option Plan is as follows:

	February 29, 2004		May 31, 2003
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
	(Unaudited)	(Unaudited)
Balance, beginning of
year	2,137,033	$0.85	1,973,033	$1.05
Granted	935,000	1.44	505,000	0.74
Exercised	(413,333)	0.72	(126,000)	0.20
Cancelled or expired	(51,667)	1.06	(215,000)	2.33
Balance, end of year	2,607,033	$1.08	2,137,033	$0.83

Options exercisable, end
of year	1,493,700

Options outstanding at February 29, 2004 (Unaudited) consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.65 - 1.10	2,397,033	2.7 years	$0.99	1,283,700
1.96 - 2.45	210,000	2.9 years	2.10	210,000
	2,607,033	2.8 years	$1.08	1,493,700

The compensation expense related to stock options granted under the Stock Option Plan during the three month period ended February 29, 2004 to non-employees aggregated $63,470 (nine months ended February 29, 2004 - $131,686). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	5 years
Risk-free interest rate	3.92%
Dividend yield	–
Expected volatility	78%

The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the period of service. For awards that vest

Unaudited – Prepared by Management

MEDICURE INC. Notes to Consolidated Financial Statements Nine months ended February 29, 2004

3.	Capital stock (continued):

on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation options granted to employees and directors during the three and nine month periods ended February 29, 2004 using a fair value based approach:

		Three months ended	Nine months ended
		February 29, 2004	February 29, 2004
		(Unaudited)	(Unaudited)

	Loss for the period ended February, 2004:	$(1,467,727)	$(3,813,974)
	Add: Stock based compensation	(63,500)	(108,435)
	Pro forma loss for the period	(1,531,227)	(3,922,409)

	Basic and diluted loss per common share:
	As reported	$(0.02)	$(0.07)
	Pro forma	(0.02)	(0.08)

(d)	Warrants:

				Granted			Granted
Issuee	Original	Value	May 31,	(Exercised)		May 31,	(Exercised)	February 29,
(Expiry date)	granted	per share	2002	(Cancelled)*		2003	(Cancelled)*	2004
								(Unaudited)
Prospectus offering
18,461,537 warrants
(December 20, 2003)	18,461,537	0.65 - 0.81	18,461,537	(15,000)		18,446,537	(18,336,733)	–
							(109,804)*
Private placements:
1,360,000 units
(August 31, 2002)	1,360,000	1.05 - 1.15	1,360,000	(1,360,000	)*	–	–	–

120,000 units
(September 14, 2002)	120,000	1.00 - 1.15	120,000	(120,000	)*	–	–	–

629,834 units
(June 26, 2005)	629,834	1.00	–	–		–	629,834	557,403
							(72,431)

(e)

Loss per share:

The weighted average number of common shares outstanding for the three month period ended February 29, 2004 and February 28, 2003 were 62,333,013 and 37,588,095 respectively. The weighted average number of common shares outstanding for the nine month period ended February 29, 2004 and February 28, 2003 were 51,800,977 and 37,567,919 respectively. All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

Unaudited – Prepared by Management

MEDICURE INC. Notes to Consolidated Financial Statements Nine months ended February 29, 2004

4.

Related party transactions:

During the three and nine month periods ended February 29, 2004 the Company paid companies controlled by a director, a total of $49,700 and $145,596, respectively (three and nine month periods ended February 28, 2003 - $47,726 and $141,973) for office rent and consulting fees. These fees are subject to annual agreements, which can be renewed at the option of both parties. These transactions are in the normal course of operations and are measured at the exchange amount which is the fair market value of the consideration and agreed to by the related parties.

5.

Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a)

Patents:

Under Canadian GAAP, the patent costs which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, the unamortized patent costs would have been recorded as an expense in the year of incurrence. The effect of this difference is that for the three and nine months ended February 29, 2004, research and development expense would have increased by $57,287 and $151,182, respectively (three and nine month periods ended February 28, 2003- $72,262 and $214,158). The Company commenced amortization of the patents during fiscal 2002. Under U.S. GAAP, the amortization expense to be added back for the three and nine months ended February 29, 2004 is $4,822 and $12,346, respectively (three and nine month periods ended February 29, 2003- $2,845 and $10,369).

(b)

Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the nine months ended February 29, 2004 and February 28, 2003. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the three and nine months ended February 29, 2004 is $1,446 and $4,414, respectively (three and nine month periods ended February 28, 2003- $1,691 and $5,346).

(c)

Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the Company has elected to follow the fair value method in accounting for its employee, management and director stock options. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based

Unaudited – Prepared by Management

MEDICURE INC. Notes to Consolidated Financial Statements Nine months ended February 29, 2004

5.	Reconciliation of generally accepted accounting principles (continued):

compensation granted to non-employees subsequent to June 1, 2002, the accounting is consistent under both Canadian GAAP and U.S. GAAP. The Company uses the Black-Scholes option pricing model to determine the fair value of all options granted. The assumptions used in the valuation included a five year life for the options, a risk-free rate of between 3.50% and 5.80%, volatility between 37% and 87% and no dividend yield. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation of U.S. GAAP, the Company would record an additional compensation expense for the three and nine months ended February 29, 2004 of $69,867 and $127,596, respectively (three and nine month periods ended February 28, 2003- $32,476 and $97,428).

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

	Three months ended		Nine months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loss for the period, Canadian GAAP	$(1,467,727)	$(917,335)	$(3,813,974)	$(3,296,219)
Adjustments for the following:
Stock-based compensation (c)	(69,867)	(32,476)	(127,596)	(97,428)
Patent costs (a)	(57,287)	(72,262)	(151,182)	(214,158)
Amortization of patent costs (a)	4,822	2,845	12,346	10,369
Amortization of scientific equipment (b)	1,446	1,691	4,414	5,346
Loss for the period, US GAAP	(1,588,613)	(1,017,537)	(4,075,992)	(3,592,090)

Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.08)	$(0.10)

The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	February 29,	May 31,
	2004	2003
	(Unaudited)

Capital assets	$43,050	$37,050
Capital stock and contributed surplus	56,093,150	33,859,545
Deficit accumulated during the development stage	(33,746,251)	(29,670,259)

Unaudited – Prepared by Management